SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.     )

Under the Securities Exchange Act of 1934

Expedia, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30212P303

(CUSIP Number)

Richard N. Baer, Esq. Chief Legal Officer Liberty Expedia Holdings, Inc. 12300 Liberty Boulevard Englewood, CO 80112 (720) 875-5800	Andrew J. Nussbaum, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

November 4, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Liberty Expedia Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 29,384,611 shares (1)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 29,384,611 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,384,611 shares (1)

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   ☒

Excludes shares beneficially owned by the executive officers and directors of Liberty Expedia Holdings, Inc. and shares beneficially owned by Diane von Furstenberg, Mr. Diller’s spouse.

13.	Percent of Class Represented by Amount in Row (11) 19.5% (1) (2)

14.	Type of Reporting Person (See Instructions) CO

(1)

Consists of (i) 5,025,929 shares of Common Stock held by Barry Diller (“Mr. Diller”), (ii) options to purchase 312,105 shares of Common Stock held by Mr. Diller that are exercisable within 60 days of November 4, 2016, (iii) 439,552 shares of Common Stock held by a private foundation as to which Mr. Diller disclaims beneficial ownership, (iv) 10,807,026 shares of Common Stock held by a bankruptcy remote wholly owned subsidiary of Liberty Expedia Holdings, Inc. (“Liberty”), and (v) 12,799,999 shares of Class B Common Stock held by a wholly owned subsidiary of Liberty.

(2)

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 54.4% of the voting power of the Company.  Such beneficial ownership amounts are based on there being outstanding, as of the close of business on October 14, 2016, 137,541,998 shares of Common Stock and 12,799,999 shares of Class B Common Stock, based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016 filed with the Securities and Exchange Commission (the “SEC”) on October 28, 2016, and as calculated in accordance with Rule 13d-3.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Barry Diller

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 29,384,611 shares (1)

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 29,384,611 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,384,611 shares (1)

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   ☒

Excludes shares beneficially owned by the executive officers and directors of Liberty and shares beneficially owned by Diane von Furstenberg, Mr. Diller’s spouse.

13.	Percent of Class Represented by Amount in Row (11) 19.5% (1)(2)

14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 5,025,929 shares of Common Stock held by Barry Diller (“Mr. Diller”), (ii) options to purchase 312,105 shares of Common Stock held by Mr. Diller that are exercisable within 60 days of November 4, 2016, (iii) 439,552 shares of Common Stock held by a private foundation as to which Mr. Diller disclaims beneficial ownership, (iv) 10,807,026 shares of Common Stock held by a bankruptcy remote wholly owned subsidiary of Liberty, and (v) 12,799,999 shares of Class B Common Stock held by a wholly owned subsidiary of Liberty.

(2)

Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 54.4% of the voting power of the Company.  Such beneficial ownership amounts are based on there being outstanding, as of the close of business on October 14, 2016, 137,541,998 shares of Common Stock and 12,799,999 shares of Class B Common Stock, based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016 filed with the SEC on October 28, 2016, and as calculated in accordance with Rule 13d-3.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.     )

Statement of

LIBERTY EXPEDIA HOLDINGS, INC.

and

BARRY DILLER

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

EXPEDIA, INC.

Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

Item 1.         Security and Issuer

The class of equity securities to which this statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.0001 per share (“Common Stock”), of Expedia, Inc., a Delaware corporation (“Expedia” or the “Company”).  The principal executive offices of the Company are located at 333 108th Avenue NE, Bellvue, WA 98004.

Item 2.         Identity and Background

(a) - (c)

This Statement on Schedule 13D (this “Statement”) is being filed by Liberty Expedia Holdings, Inc., a Delaware corporation (“Liberty” or “Splitco”), and Mr. Barry Diller (“Mr. Diller”) (each, a “Reporting Person” and together, the “Reporting Persons”). Liberty and Mr. Diller constitute a “group” for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to their respective beneficial ownership of the Common Stock and are collectively referred to as the “Reporting Group”. This Statement is being filed to report the acquisition on November 4, 2016 (the “Effective Date”) by the Reporting Group, as such, of Common Stock and Class B common stock, par value $0.0001 per share (the “Class B Common Stock” and together with the Common Stock, the “Expedia Common Shares”), of the Company as a result of the split-off transaction (the “Split-Off”) completed on the Effective Date. In the Split-Off, Liberty Interactive Corporation (“Liberty Interactive”), the former parent company of Liberty, redeemed a portion of its outstanding shares of Liberty Ventures common stock in exchange for all of the outstanding shares of common stock of Liberty.  As a result of the Split-Off, Liberty became a separate, publicly traded company and the Expedia Common Shares previously held by Liberty Interactive are now held by Liberty. Prior to the Split-Off, Liberty Interactive and Mr. Diller reported on Schedule 13D shared voting and dispositive power with respect to the Expedia Common Shares owned by each Reporting Person.  By virtue of the Split-Off and the arrangements described in Item 6 below, each Reporting Person may be deemed to beneficially own Expedia Common Shares owned by the other.

Liberty

The principal business address of Liberty is 12300 Liberty Boulevard, Englewood, Colorado 80112.  Liberty is a holding company and, immediately following the Split-Off, its principal business, assets and liabilities consisted of, among other things, its approximate 15.7% ownership interest and 52.3% voting interest (as of September 30, 2016) in the Company, its wholly owned subsidiary, Bodybuilding.com, LLC, corporate level cash and cash equivalents of $50 million and $350 million in indebtedness.

Mr. Diller

Mr. Diller is the Chairman and Senior Executive of IAC/InterActiveCorp and the Chairman and Senior Executive of Expedia. Mr. Diller’s business address is c/o IAC/InterActiveCorp at 555 West 18th Street, New York, New York 10011.

(d) - (f)

Annex A attached hereto contains the following information concerning each director, executive officer and controlling person of Liberty: (a) the name and residence or business address; (b) the principal occupation or employment and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted. Annex A is incorporated herein by reference. To the knowledge of Liberty, all persons listed on Annex A (the “Annex A Persons”) are United States citizens, unless otherwise noted on Annex A.

During the last five years, neither Liberty nor, to the knowledge of Liberty, any of the Annex A Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

During the last five years, Mr. Diller has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Mr. Diller is a citizen of the United States of America.

Item 3.         Source and Amount of Funds or Other Consideration

The Reporting Group, as such, acquired beneficial ownership of the Expedia Common Shares reported on this Statement on the Effective Date pursuant to the Split-Off and the agreements and arrangements described in Item 6. Prior to the Split-Off, Mr. Diller and Liberty Interactive reported on Schedule 13D shared voting and dispositive power with respect to the Expedia Common Shares owned by each Reporting Person.  By virtue of the Split-Off and the arrangements described in Item 6 below, each Reporting Person may be deemed to beneficially own Expedia Common Shares owned by the other.

Item 4.   Purpose of the Transaction

Liberty acquired the securities described in this Statement on the Effective Date pursuant to the Split-Off and currently intends to hold such shares for investment purposes.  John C. Malone, Chairman of the Board and Director of Liberty, Christopher W. Shean, Chief Executive Officer, President and Director of Liberty, Pamela L. Coe, Senior Vice President, Deputy General Counsel and Secretary of Liberty, and Alexandre von Furstenberg, Director of Liberty, are members of the Company’s board of directors. Messrs. Malone and Shean and Ms. Coe had been serving as directors of the Company pursuant to Liberty Interactive’s right under the Governance Agreement (as defined below) to nominate a number of persons to the board of directors of the Company constituting 20% of the board of directors. Upon the completion of the Split-Off and the assignment of Liberty Interactive’s rights under the Governance Agreement to Liberty, Messrs. Malone and Shean and Ms. Coe continue to serve as directors of the Company pursuant to the Governance Agreement.

Depending on market conditions and other factors, and subject to any restrictions or limitations described in Items 5 and 6 of this Statement or contained in the agreements attached as Exhibits to this Statement, the Reporting Persons or Liberty’s subsidiaries may (i) purchase additional shares of Common Stock in the open market or in private transactions or (ii) sell all or some of their shares of Common Stock by public or private sale, gift, pledge or otherwise.

Subject to the foregoing and except as described in Items 5 and 6 of this Statement or contained in the agreements attached as Exhibits to this Statement, (i) Liberty does not have and, to the best of Liberty’s knowledge, none of its directors or executive officers have, any current plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4, and (ii) Mr. Diller does not have any current plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4, except that Mr. Diller may dispose of shares of Common Stock to satisfy the exercise price and tax withholding obligations in connection with the exercise of employee stock options.

The information contained in Items 5 and 6 of this Statement is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer

(a) The Reporting Persons are the beneficial owners of, in the aggregate, 16,584,612 shares of Common Stock (assuming the exercise of options to purchase 312,105 shares of Common Stock held by Mr. Diller) and 12,799,999 shares of Class B Common Stock which shares constitute approximately 12.1% of the outstanding shares of Common Stock and 100% of the outstanding shares of Class B Common Stock.  Assuming the conversion of all of the Reporting Persons’ shares of Class B Common Stock into Common Stock, the Reporting Persons would beneficially own 19.5% of the outstanding Common Stock (calculated in accordance with Rule 13d-3).  Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 54.4% of the voting power of the Company.  The foregoing beneficial ownership amounts exclude shares of Common Stock beneficially owned by the executive officers and directors of Liberty and shares of Common Stock beneficially owned by Diane von Furstenberg, Mr. Diller’s spouse, as to which Mr. Diller disclaims beneficial ownership.  The foregoing beneficial ownership amounts are based on there being outstanding, as of the close of business on October 14, 2016, 137,541,998 shares of Common Stock and 12,799,999 shares of Class B Common Stock, based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016 (the “Expedia Outstanding Shares”) and calculated in accordance with Rule 13d-3.  Subject to the arrangements described in Item 6 of this Statement, Mr. Diller holds an irrevocable proxy granted by Liberty, pursuant to which Mr. Diller has the right to vote the Company’s securities held by Liberty and its subsidiaries, subject to certain limitations as described in this Statement, which proxy has been assigned by Mr. Diller to Liberty until the termination or expiration of the proxy arrangements.

Liberty and its subsidiaries own, 15.7% of the outstanding Expedia Common Shares representing 52.3% of the voting power of the outstanding Expedia Common Shares.  Mr. Diller and a private foundation own 3.6% of the outstanding Expedia Common Shares representing 2.1% of the voting power of the outstanding Expedia Common Shares (which figures exclude shares of Common Stock underlying stock options held by Mr. Diller).  The foregoing percentages are based on the Expedia Outstanding Shares.

(b) Not applicable.

(c) Other than as disclosed in this Statement, no transactions were effected by the Reporting Persons, or, to the knowledge of Liberty, any Annex A Person, with respect to the Common Stock during the 60 days preceding the date hereof.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 4, 2016, Liberty Interactive completed its previously announced split-off of its former wholly-owned subsidiary, Liberty.  In the Split-Off, Liberty Interactive, the former parent company of Liberty, redeemed a portion of the outstanding shares of Liberty Ventures common stock in exchange for all of the outstanding shares of common stock of Liberty.  As a result of the Split-Off, Liberty became a separate, publicly traded company and the Expedia Common Shares previously held by Liberty Interactive are now held by Liberty.

Assigned Governance Agreement

Assignment

On December 20, 2011, in connection with the spin-off of TripAdvisor, Inc. from Expedia, Expedia entered into an Amended and Restated Governance Agreement with Liberty Interactive and Mr. Diller (the “Governance Agreement”).

On November 4, 2016, in connection with the Split-Off, Splitco and certain of its subsidiaries entered into an Assignment and Assumption of Governance Agreement (the “Governance Agreement Assignment”) with Liberty Interactive, Mr. Diller and Expedia to effect the assignment by Liberty Interactive and assumption by Splitco of Liberty Interactive’s rights, benefits and obligations under the Governance Agreement. Effective immediately prior to the Split-Off, Splitco was substituted for Liberty Interactive for all purposes under the Governance Agreement. The Governance Agreement, as amended by the Governance Agreement Assignment, is referred to herein as the “Assigned Governance Agreement.”

Representation of Splitco on the Expedia Board of Directors

Under the terms of the Assigned Governance Agreement:

•                  Splitco has the right to nominate up to such number of Expedia directors as is equal to 20% of the total number of Expedia directors (rounded up to the next whole number if the total number of directors is not an even multiple of 5) so long as Splitco beneficially owns at least 16,825,982 equity securities of Expedia (so long as Splitco’s ownership percentage is at least equal to 15% of the total equity securities of Expedia);

•                  Splitco has the right to nominate one director of Expedia so long as Splitco beneficially owns at least 11,217,321 equity securities of Expedia (so long as Splitco owns at least 5% of the total equity securities of Expedia); and

•                  Expedia will use its reasonable best efforts to cause one of Splitco’s designees to be a member of a committee of the board of directors of Expedia and, to the extent the person designated by Splitco would qualify as a member of the compensation committee of the board of directors of Expedia under applicable tax and securities laws and regulations, Expedia will seek to have that person appointed to the compensation committee of Expedia.

Liberty Interactive’s nominees serving on Expedia’s board of directors at the time of the Split-Off continued to serve on Expedia’s board of directors as Splitco’s initial nominees and will continue to serve until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation, or removal. Pursuant to the terms of the Assigned Governance Agreement, Expedia will cause each director that Splitco nominates to be included in the slate of nominees recommended by the board of directors of Expedia to the stockholders of Expedia for election as directors at each annual meeting of the stockholders of Expedia and will use all reasonable efforts to cause the election of each such director including soliciting proxies in favor of the election of such persons (the directors of Expedia so nominated, the “Splitco Directors”). Splitco has the right to designate a replacement director to the board of directors of Expedia in order to fill any vacancy of a director previously designated by Splitco. Splitco has the right to transfer this ability to nominate candidates to the board of directors of Expedia, subject to the same ownership requirements as Splitco’s current nomination rights, to its transferee in a Block Sale (as defined below), provided that the transferee’s nominees are independent directors and are approved by Expedia’s Nominating Committee (or equivalent committee of the board of directors of Expedia). In addition, as described below, the spun-off or split-off company in a Distribution Transaction (as defined below) will succeed to Splitco’s rights under the Assigned Governance Agreement, including Splitco’s right to nominate directors.

Contingent Matters

The Assigned Governance Agreement lists certain actions (“Contingent Matters”) that require the prior consent of Splitco and Mr. Diller before Expedia can take any such action. For so long as:

•                  in the case of Splitco, Splitco owns at least 14,956,428 equity securities and at least 5% of the total equity securities of Expedia (the “Splitco Condition”); and

•                  in the case of Mr. Diller, he owns at least 2,500,000 Expedia Common Shares (including options to purchase Expedia Common Shares, whether or not then exercisable), continues to serve as Chairman of Expedia and has not become disabled (the “Diller Condition” and together with the Splitco Condition, the “Consent Conditions”),

Expedia has agreed that, without the prior approval of Splitco and/or Mr. Diller (whichever (or both) satisfy the above-described ownership requirements), it will not engage in any transaction that will result in, or will have the reasonable likelihood of resulting in, Splitco or Mr. Diller having to divest any part of their interests in Expedia or any other material assets, or that would render any such ownership illegal or would subject Mr. Diller or Splitco to any fines, penalties or material additional restrictions or limitations.

In addition, for so long as the Consent Conditions apply, if Expedia (or any of its subsidiaries) incurs any indebtedness (other than a customary refinancing not to exceed the principal amount of the existing obligation being refinanced) after which Expedia’s total debt ratio (as defined in the Assigned Governance Agreement) equals or exceeds 8:1, then for so long as the total debt ratio continues to equal or exceed 8:1, Expedia may not take any of the following actions without the prior approval of Splitco and/or Mr. Diller:

•                  acquire or dispose of any assets, issue any debt or equity securities, repurchase any debt or equity securities, or incur indebtedness, if the aggregate value of such transaction or transactions (alone or in combination) during any six month period equals 10% or more of Expedia’s market capitalization;

•                  voluntarily commence any liquidation, dissolution or winding up of Expedia or any material subsidiary of Expedia;

•                  make any material amendments to the certificate of incorporation or bylaws of Expedia;

•                  engage in any line of business other than online and offline travel services and products and related businesses, or other businesses engaged in by Expedia as of the date of determination of the total debt ratio;

•                  adopt any stockholder rights plan that would adversely affect Splitco or Mr. Diller, as applicable; or

•                  grant additional consent rights to a stockholder of Expedia.

Preemptive Rights

In the event that Expedia issues or proposes to issue any shares of Common Stock or Class B Common Stock (with certain limited exceptions) including shares issued upon exercise, conversion or exchange of options, warrants and convertible securities, Splitco will have preemptive rights that entitle it to purchase a number of Expedia Common Shares so that Splitco will maintain the identical ownership interest in Expedia (subject to certain adjustments) that Splitco had immediately prior to such issuance or proposed issuance (but not in excess of (20.01%)). Any purchase by Splitco will be allocated between Common Stock and Class B Common Stock in the same proportion as the issuance or issuances giving rise to the preemptive right, except to the extent that Splitco opts to acquire shares of Common Stock in lieu of shares of Class B Common Stock.

Registration Rights

Splitco and Mr. Diller are entitled to customary, transferrable registration rights with respect to shares of Common Stock owned by them. Splitco is entitled to four demand registration rights and Mr. Diller is entitled to three demand registration rights. Expedia will pay the costs associated with such registrations (other than underwriting discounts, fees and commissions). Expedia will not be required to register shares of Common Stock if a stockholder could sell the shares in the quantities proposed to be sold at such time in one transaction under Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), or under another comparable exemption from registration.

In connection with a transfer of Expedia securities to an unaffiliated third party, Splitco or Mr. Diller may assign any of its or his then-remaining demand registration rights to the third party transferee, if upon the transfer the transferee acquires beneficial ownership of more than 5% of the then outstanding equity securities of Expedia. If upon the transfer the transferee acquires beneficial ownership of equity securities of Expedia representing less than 5% of the then outstanding equity securities, but having at least $250 million in then-current market value, Splitco or Mr. Diller may assign one of its or his remaining demand registration rights, which the transferee may exercise only in connection with an offering of shares of Common Stock with a market value of at least $100 million.

Inapplicability of Anti-Takeover Provisions to Distribution Transaction or Block Sale

Pursuant to the Assigned Governance Agreement, Expedia will not, in the case of a Distribution Transaction, implement any anti-takeover provision (including any shareholder rights plan) or, in the case of a Block Sale, Expedia will render inapplicable any such anti-takeover provision:

•                  the purpose or reasonably evident effect of which is to restrict or limit Splitco’s ability to engage in a Distribution Transaction or a Block Sale; or

•                  the purpose or reasonably evident effect of which is to impose a material economic detriment on the company to which Expedia equity securities are transferred in connection with a qualifying Distribution Transaction (and whose shares are distributed to the public stockholders of Splitco) or that would impose a material economic detriment on the transferee in a Block Sale.

In addition, the Expedia board of directors will approve the transfer of Expedia Common Shares in a Distribution Transaction or Block Sale (up to a 30% ownership level in the case of a Block Sale) for purposes of Section 203 of the Delaware General Corporation Law (the “DGCL”), which imposes restrictions on certain transactions with “interested stockholders” under the DGCL. In the case of a Block Sale, however, such approval for purposes of Section 203 of the DGCL will be subject to the imposition of contractual restrictions on the Block Sale transferee analogous to the provisions of Section 203 of the DGCL (as described below).

Restrictions on Block Sale Transferee

For three years following a Block Sale by Splitco, the transferee will be subject to, among other things, the following restrictions with regard to Expedia, unless the restrictions terminate early in the following circumstances:

•                  an ownership cap set at 30% of the total equity securities of Expedia (which would apply to any “group” which the transferee or its affiliates is a member), subject to adjustment under certain circumstances;

•                  specified “standstill” restrictions limiting the transferee’s ability, at such time as any directors nominated by the transferee are serving on the Expedia board of directors, to, among other things, engage in proxy contests, propose transactions involving Expedia, form a “group” (as defined in the Exchange Act) or influence the management of Expedia. These restrictions, other than the prohibition on proxy contests, would terminate if the transferee relinquishes all rights to nominate directors under the Assigned Governance Agreement; and

•                  contractual provisions analogous to the provisions of Section 203 of the DGCL that would prohibit the transferee from engaging in specified “business combination” transactions with Expedia without the prior approval of Expedia, acting through a committee of independent directors.

The contractual provisions mirroring Section 203 of the DGCL would not apply to the transferee if upon the Block Sale it would not be an “interested stockholder” (as defined in Section 203 of the DGCL) of Expedia. However, if these contractual provisions become applicable at the time of the Block Sale, they will continue in effect for the term of the standstill restrictions even if the transferee would subsequently cease to be an “interested stockholder” (as defined in Section 203 of the DGCL) of Expedia. The standstill restrictions and 30% ownership cap, as well as the termination provisions, would apply to subsequent transferees of all or substantially all of the shares transferred in a prior Block Sale, but in any event would not extend past the third anniversary of the original Block Sale. The statutory provisions of Section 203 of the DGCL would apply with respect to unaffiliated subsequent transferees of the shares transferred in a prior Block Sale to the extent applicable.

Prior to the expiration of the three year term, the standstill restrictions, including the cap on ownership described above, would terminate at the earlier of (i) Mr. Diller and his affiliates “actually owning” securities representing more than 50% of the total voting power of Expedia or (ii) the Block Sale transferee and its affiliates beneficially owning (as defined in the Assigned Governance Agreement) securities representing less than 12% of the total voting power of Expedia and Mr. Diller beneficially owning (as defined in the Assigned Governance Agreement) securities representing more than 40% of the total voting power of Expedia. For this purpose, securities “actually owned” by Mr. Diller and his affiliates include all securities of Expedia held by Mr. Diller and his “affiliates,” plus those shares of Class B Common Stock for which Mr. Diller and his “affiliates” have a right to “swap” shares of Common Stock (as discussed below) but for which the swap right has not been exercised, minus the securities Mr. Diller and his “affiliates” currently hold but would need to exchange for the Class B Common Stock in such swap right.

The above restrictions may be waived at any time by Expedia, acting through a committee of independent directors.

Other Block Sale Provisions

If Mr. Diller does not acquire from Splitco all shares of Class B Common Stock proposed to be transferred in a Block Sale or in a transfer of all of the shares of Class B Common Stock and shares of Common Stock owned by Splitco through the exercise of his “swap” right or right of first refusal under the Assigned Stockholders Agreement (as defined below) (resulting in such Class B Common Stock beneficially owned by Splitco being converted into, or exchanged for, shares of Common Stock before the Block Sale), for a period of two years after the Block Sale, Mr. Diller will have the right from time to time to acquire from Expedia an equal number of shares of Class B Common Stock, either by purchase at fair market value, through an exchange of an equivalent number of shares of Common Stock, or a combination thereof. Mr. Diller may exercise this right either alone or in conjunction with one or more third parties so long as Mr. Diller retains voting control over the Class B Common Stock acquired. Prior to the expiration of the two year period following a Block Sale, Mr. Diller’s right to acquire Class B Common Stock from Expedia will be suspended immediately upon the entry by Expedia into a merger agreement providing for a merger that constitutes a change of control of Expedia, and will terminate irrevocably upon the consummation of an exchange or tender offer for securities representing a majority of the total voting power of Expedia or a merger that constitutes a change of control of Expedia.

Certain Waivers

During the term of the Assigned Stockholders Agreement, without Expedia’s consent (to be exercised by a committee of independent directors), Mr. Diller will not waive Splitco’s obligation under the Assigned Stockholders Agreement to convert or exchange shares of Class B Common Stock to shares of Common Stock in specified circumstances. This consent right is not applicable if Mr. Diller no longer has any rights under the Assigned Stockholders Agreement. In certain circumstances, this consent right will survive a mutual termination of the Assigned Stockholders Agreement for a period of up to one year.

Termination

Generally, the Assigned Governance Agreement will terminate:

•                  with respect to Splitco, at such time that Splitco beneficially owns equity securities representing less than 5% of the total equity securities of Expedia; and

•                  with respect to Mr. Diller, at such time as Mr. Diller ceases to be the Chairman of Expedia or becomes disabled.

With respect to the provisions governing Contingent Matters, such provisions will terminate as to Mr. Diller and Splitco as set forth above under “—Contingent Matters.”

The foregoing summary of the Assigned Governance Agreement does not purport to be complete and is qualified in its entirety by reference to the Governance Agreement and the Governance Agreement Assignment, which are filed as Exhibits 7(b) and 7(c), respectively, to this Statement.

Assigned Stockholders Agreement

Assignment

On December 20, 2011, in connection with the spin-off of TripAdvisor, Inc. from Expedia, Liberty Interactive entered into an Amended and Restated Stockholders Agreement with Mr. Diller (the “Stockholders Agreement”).

In connection with the Split-Off, Splitco and certain of its subsidiaries entered into an Assignment and Assumption of Stockholders Agreement (the “Stockholders Agreement Assignment”) with Liberty Interactive and Mr. Diller to effect the assignment by Liberty Interactive and assumption by Splitco of Liberty Interactive’s rights, benefits and obligations under the Stockholders Agreement. Effective immediately prior to the Split-Off, Splitco was substituted for Liberty Interactive for all purposes under the Stockholders Agreement. The Stockholders Agreement, as amended by the Stockholders Agreement Assignment, is referred to herein as the “Assigned Stockholders Agreement.”

General

Mr. Diller holds the Diller Proxy (as defined below) with respect to all securities of Expedia beneficially owned by Splitco on all matters submitted to a stockholder vote or by which the stockholders may act by written consent, except for Contingent Matters with respect to which Splitco has not consented, so long as Mr. Diller continues to own at least 2,500,000 shares of Common Stock (including options).  Subject to certain waivers described below under “—Amendment No. 1 to Stockholders Agreement,” the Diller Proxy will generally remain in effect until the earlier of (i) Mr. Diller no longer serving as Chairman of Expedia and (ii) Mr. Diller becoming disabled. Under certain limited circumstances, including a breach by Mr. Diller of certain provisions of the Assigned Stockholders Agreement, the Diller Proxy may terminate sooner. In addition, the Assigned Stockholders Agreement provides for the suspension of the Diller Proxy if Mr. Diller cannot vote due to mental or physical disability.

Splitco and Mr. Diller will vote against any Contingent Matter with respect to Expedia if either Mr. Diller or Splitco does not approve the Contingent Matter (so long as either such party continues to have veto rights with respect to the Contingent Matter under the Assigned Governance Agreement). Mr. Diller will also vote all securities of Expedia over which he has voting control in favor of the Splitco designees to the board of directors of Expedia. Subject to Mr. Diller’s election as a director of Expedia, pursuant to the Stockholders Agreement Amendment (as defined below), Splitco will use its reasonable best efforts to cause Mr. Diller to be elected and continue to serve as Chairman of the board of directors of Expedia.

In connection with the Split-Off, Mr. Diller agreed to assign the Diller Proxy to Splitco, as further described below.

Restrictions on Transfers

Until the later of (i) the date Mr. Diller no longer serves as Chairman of Expedia and (ii) the date Mr. Diller no longer holds the Diller Proxy (or upon Mr. Diller becoming disabled, if that occurs first), and subject to the other provisions of the Assigned Stockholders Agreement, neither Splitco nor Mr. Diller can transfer shares of Common Stock or Class B Common Stock, other than:

•                  transfers by Mr. Diller to pay taxes relating to the granting, vesting and/or exercise of stock options to purchase shares of Common Stock;

•                  transfers to each party’s respective affiliates;

•                  transfers of Common Stock pursuant to certain hedging transactions effected by Splitco and meeting certain requirements;

•                  pledges relating to financings, subject to certain conditions, and any related transfer of shares of Common Stock in connection with the enforcement of such pledge; and

•                  transfers of options or shares of Common Stock in connection with “cashless exercises” of Mr. Diller’s options to purchase shares of Common Stock.

The restrictions on transfer are subject to a number of exceptions (which exceptions, in the case of a transfer of shares of Class B Common Stock, are generally subject to the right of first refusal described below):

•                  either of Splitco or Mr. Diller may transfer shares of Common Stock or Class B Common Stock to an unaffiliated third party, subject, in the case of shares of Class B Common Stock, to the tag-along rights described below and Expedia’s consent in the event of a waiver of Splitco’s obligation to convert or exchange shares of Class B Common Stock to shares of Common Stock in certain circumstances as described above under “—Assigned Governance Agreement—Certain Waivers”;

•                  either of Splitco or Mr. Diller may transfer shares of Common Stock so long as the transfer complies with the requirements of Rule 144 or Rule 145 under the Securities Act; and

•                  Splitco may engage in a Distribution Transaction or Block Sale (as described below).

Tag-Along Rights and Right of First Refusal

Each of Mr. Diller and Splitco will be entitled to a right to “tag-along” (i.e. participate on a pro rata basis) on sales by the other of shares of Class B Common Stock to any unaffiliated third party with limited exceptions. Mr. Diller will not have a tag-along right in connection with a Distribution Transaction by Splitco.

Each of Mr. Diller and Splitco has a right of first refusal in the case of a proposed transfer by the other of shares of Class B Common Stock to an unaffiliated third party, subject to specified exceptions, including transfers by Splitco pursuant to a Distribution Transaction.

Transfers of Shares of Class B Common Stock

If either Splitco or Mr. Diller proposes to transfer shares of Class B Common Stock, the other will have the right to swap any shares of Common Stock it or he owns for such shares of Class B Common Stock proposed to be transferred (subject to the right of first refusal described above). To the extent that, after application of the swap right described in the prior sentence, there remain shares of Class B Common Stock that the selling stockholder would otherwise transfer to an unaffiliated third party, such shares must first be converted or exchanged into shares of Common Stock.

As described above under “—Assigned Governance Agreement—Certain Waivers,” any waiver by Mr. Diller of Splitco’s obligation in the Assigned Stockholders Agreement to convert shares of Class B Common Stock to shares of Common Stock before transfer to an unaffiliated third party will be subject to the consent of Expedia, exercisable through a committee of independent directors. This consent right is not applicable if Mr. Diller no longer has any rights under the Assigned Stockholders Agreement. The consent right will survive a mutual termination of the Assigned Stockholders Agreement for one year unless Mr. Diller’s rights are terminated under the circumstances described below under “—Termination.”

This transfer restriction does not apply to, among other specified transfers, transfers among the parties and their affiliates and transfers by Splitco in a Distribution Transaction.

Distribution Transactions

Splitco will be permitted to spin-off or split-off to its public stockholders all, but not less than all, of its equity ownership in Expedia in a transaction meeting specified requirements (a “Distribution Transaction”) without first complying with the transfer restrictions described above, including Mr. Diller’s tag-along right, right of first refusal, swap right and conversion requirement, and without being subject to the application of certain anti-takeover provisions, as described above under “—Assigned Governance Agreement—Inapplicability of Anti-takeover Provisions to Distribution Transaction or Block Sale.” The spun-off or split-off company will be required to assume all of Splitco’s obligations (including the Diller Proxy) and will succeed to Splitco’s rights under the Assigned Governance Agreement and Assigned Stockholders Agreement (including Splitco’s right to nominate directors).

Block Sales

For so long as Splitco’s equity ownership in Expedia does not exceed 30% of the total equity securities of Expedia and Mr. Diller continues to hold a proxy over Splitco’s shares in Expedia, Splitco will be permitted to sell all, but not less than all, of such equity interest in Expedia to an unaffiliated third party (a “Block Sale”), without being subject to the application of certain anti-takeover provisions, as described above under “—Assigned Governance Agreement—Inapplicability of Anti-Takeover Provisions to Distribution Transaction or Block Sale,” subject to prior compliance with Mr. Diller’s tag-along right, right of first refusal and swap right, as well as the requirement that Splitco convert shares of Class B Common Stock to shares of Common Stock or exchange them for shares of Common Stock with Expedia before the Block Sale.

Prior to any Block Sale, Splitco will be required to exchange and/or convert any shares of Class B Common Stock proposed to be transferred in such Block Sale, to the extent Mr. Diller does not acquire such shares pursuant to exercise of his right of first refusal or swap right, for newly-issued shares of Common Stock (subject to application of relevant securities laws).

Termination

Mr. Diller’s and Splitco’s rights and obligations under the Assigned Stockholders Agreement generally terminate at such time as, in the case of Mr. Diller, he no longer beneficially owns at least 1,100,000 Expedia Common Shares (including stock options) and, in the case of Splitco, Splitco no longer beneficially owns at least 1,000,000 shares of Common Stock. Splitco’s tag-along rights and obligations terminate at such time as Splitco ceases to beneficially own at least 5% of the outstanding shares of Common Stock.

In addition, subject to certain waivers described below under “—Amendment No. 1 to Stockholders Agreement,” Mr. Diller’s rights under the Assigned Stockholders Agreement will terminate upon the later of (i) the date Mr. Diller ceases to serve as Chairman of Expedia or becomes disabled and (ii) the date Mr. Diller no longer holds a proxy to vote the Expedia Common Shares owned by Splitco.

The foregoing summary of the Assigned Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the Stockholders Agreement and the Stockholders Agreement Assignment, which are filed as Exhibits 7(d) and 7(e), respectively, to this Statement.

Proxy Arrangements

In connection with the Split-Off, Splitco, Mr. Diller, the Malone Group (as defined below), and Liberty Interactive entered into the Transaction Agreement (as defined below) and entered into additional agreements in order to facilitate the assignment of the Diller Proxy from Mr. Diller to Splitco until the Proxy Arrangement Termination Date (as defined below), including the Malone Proxy, the Diller Assignment and the Stockholders Agreement Amendment, each as defined and/or described below.

Transaction Agreement

On March 24, 2016, Liberty Interactive and Splitco entered into a Transaction Agreement, which agreement was amended and restated on September 22, 2016 (as so amended and restated, the “Transaction Agreement”) with John C. Malone (“Malone”), Leslie Malone (together with Malone, the “Malone Group”) and Mr. Diller. The Transaction Agreement facilitates certain arrangements (the “proxy arrangements”) whereby, until the termination or expiration of the proxy arrangements, (i) Mr. Diller has irrevocably assigned to Splitco (the “Diller Assignment”) the proxy granted to him by Splitco pursuant to the Assigned Stockholders Agreement (the “Diller Proxy”) to vote all Expedia Common Shares beneficially owned by Splitco, and (ii) the Malone Group has granted Mr. Diller an irrevocable proxy (the “Malone Proxy”) to vote all shares of Splitco Series A common stock and Series B common stock (collectively, the “Splitco Common Stock”) beneficially owned by the Malone Group upon completion of the Split-Off or thereafter, in each case, subject to certain limitations.

Splitco has amended and restated its certificate of incorporation and bylaws to be substantially in the forms attached to the Transaction Agreement, and the applicable parties to the Transaction Agreement have entered into the Governance Agreement Assignment and the Stockholders Agreement Assignment, an amendment to the Stockholders Agreement, as assigned, the Diller Assignment, the Malone Proxy and certain other documents in connection with the Split-Off (collectively with the Transaction Agreement, the “Proxy Arrangement Documents”).  During the period the proxy arrangements are in effect, Splitco’s restated charter provides, among other things, that any action by Splitco to transfer the shares of Class B Common Stock beneficially owned by it will require the approval of Splitco stockholders holding in excess of 70% of the voting power of Splitco.

Pursuant to the Proxy Arrangement Documents, immediately following the completion of the Split-Off, the Splitco board of directors consists of seven members, with five individuals designated by Liberty Interactive to serve as Common Stock Directors (as defined in the Transaction Agreement) and two individuals designated by Mr. Diller to serve as Series B Directors (as defined in the Transaction Agreement). Three of the Common Stock Directors and one Series B Director are required to be “independent” as to Splitco pursuant to Nasdaq rules and regulations. During the term of the Transaction Agreement, the Splitco board of directors will cause each proposed Common Stock Director and each proposed Series B Director designated in accordance with Splitco’s bylaws to be nominated for election and included in the slate of nominees recommended by the Splitco board (or a committee of the Splitco board) for election at the applicable meeting of stockholders.

The Transaction Agreement also provides that Liberty Interactive and Splitco will indemnify each of Mr. Diller and the Malone Group (the “Indemnified Parties”) from any losses incurred in connection with, arising out of or resulting from, whether prior to or after the completion of the Split-Off, any actions relating to the matters contemplated by the Malone Proxy, Diller Assignment, Transaction Agreement, the amendment to the Stockholders Agreement and certain provisions of Splitco’s restated charter and bylaws (collectively, the “Subject Instruments”), or the exercise by any Indemnified Party of its rights under the Subject Instruments.

The Transaction Agreement further provides that Liberty Interactive and Splitco will reimburse each of Mr. Diller and the Malone Group for their respective reasonable, documented costs, fees and expenses incurred in connection with the execution and delivery of the Subject Instruments, subject to certain expense caps. All costs and expenses incurred in connection with the Proxy Arrangement Documents not covered by the indemnification and expense reimbursement provisions will be paid by the party incurring such cost or expense.

The Transaction Agreement and the proxy arrangements will terminate upon the first to occur of:

i.                                          the eighteen month anniversary of the completion of the Split-Off;

ii.                                       upon the termination of the Diller Proxy upon Mr. Diller’s death or disability or his ceasing to be Chairman of the Company (or any successor by merger, consolidation or other business combination), subject to certain exceptions;

iii.                                    following the first anniversary of the completion of the Split-Off, the close of business on the tenth day following written notice from Mr. Diller to terminate the Diller Assignment or from Malone to terminate the Malone Proxy, in each case, for any reason;

iv.                                   a finding that any of the Subject Instruments is invalid or unenforceable in any respect (other than a de minimis respect) or preliminarily or permanently enjoining the exercise of the parties’ respective rights under any Subject Instrument, subject to certain exceptions;

v.                                      delivery of written notice from Mr. Diller to terminate the Diller Assignment or the Malone Group to terminate the Malone Proxy (or, in limited circumstances, without the requirement for any such notice) upon Splitco’s entry into a definitive agreement with respect to certain business combinations with a third party (including the Company or Liberty Interactive), in which case the termination will occur immediately prior to the consummation of such business combination;

vi.                                   commencement by an independent party of certain exchange or tender offers with respect to Splitco’s common stock, unless within ten business days following the commencement of such exchange or tender offer, Splitco has taken action reasonably sufficient to deter such independent party from consummating the exchange or tender offer, in which case the termination will not be deemed to have occurred until immediately prior to the consummation of such exchange or tender offer;

vii.                                delivery of a termination notice by a non-breaching party following certain breaches by Mr. Diller, on the one hand, or Splitco, Liberty Interactive or the Malone Group, on the other hand, of their respective representations, warranties or covenants contained in any related agreement to which he or it is a party, which breach remains uncured for five business days following the delivery of notice of such breach;

viii.                             either Splitco registering or becoming required to register under the Investment Company Act of 1940, as amended (the “40 Act”), or the occurrence of changes in Splitco’s assets or capital structure, or changes in applicable law or interpretations thereof, such that assuming the termination of the Diller Assignment, Splitco would not be required to register as an investment company pursuant to the 40 Act (without giving effect to any cure or grace period or delay in the requirement to become registered under the 40 Act);

ix.                                   delivery of a notice from Mr. Diller following Malone’s death or determination of his disability or his ceasing to be Chairman of the Splitco board of directors;

x.                                      the date on which no shares of Splitco’s Series B common stock remain outstanding;

xi.                                   any purported transfer or assignment of the proxy granted pursuant to the Malone Proxy without the prior consent of Malone or any purported transfer or assignment of the Diller Proxy (other than pursuant to the Diller Assignment) without the consent of Mr. Diller;

xii.                                if and to the extent a court of competent jurisdiction makes a final determination that the assignment of the Diller Proxy pursuant to the Diller Assignment renders the Diller Proxy invalid; and

xiii.                             delivery of a notice from Mr. Diller within ten business days following Splitco’s failure to deliver certain notices with respect to a determination as to how the Expedia Common Shares beneficially owned by Splitco are to be voted in the election of Expedia’s directors.

The date of termination of the Transaction Agreement, for any of the enumerated reasons, is referred to as the “Proxy Arrangement Termination Date.” Upon termination of the Transaction Agreement, both the Diller Assignment and the Malone Proxy will terminate and the amendment to the Stockholders Agreement will terminate.  As a result of the termination of the Diller Assignment, Mr. Diller will again have the right to vote directly all Expedia Common Shares beneficially owned by Splitco pursuant to the Diller Proxy, in accordance with the terms of the Stockholders Agreement, as assigned and amended (unless the Diller Proxy has previously been terminated upon Mr. Diller’s death or disability or in the event he ceases to be Chairman of Expedia (or any successor by merger, consolidation or other business combination)).

The foregoing summary of the Transaction Agreement does not purport to be complete and is qualified in its entirety by reference to the Transaction Agreement, which is filed as Exhibit 7(g) to this Statement.

Amendment No. 1 to Stockholders Agreement

On November 4, 2016, Mr. Diller and Splitco entered into Amendment No. 1 to the Stockholders Agreement (the “Stockholders Agreement Amendment”) which provides for certain agreements relating to the voting of Mr. Diller’s and Splitco’s Expedia Common Shares.

Until the Proxy Arrangement Termination Date, certain provisions of the Assigned Stockholders Agreement have been amended to provide that each of Mr. Diller and Splitco will vote his or its Expedia Common Shares in favor of the Splitco Director nominees as selected by the board of directors of Splitco pursuant to Splitco’s restated charter and bylaws. With respect to the election of directors to Expedia’s board of directors, other than the Splitco Directors, Splitco will vote its Expedia Common Shares as directed by the Splitco board of directors pursuant to the terms of Splitco’s restated charter and bylaws (i.e., as determined by the Series B Directors of Splitco). Subject to the election of Mr. Diller to Expedia’s board of directors, Splitco will use its reasonable best efforts to cause Mr. Diller to be elected and continue to serve as Chairman of the board of Expedia. The Stockholders Agreement Amendment further provides that with respect to any matter (other than the election of directors of Expedia) to be presented to Expedia’s stockholders for approval, Splitco and Mr. Diller will meet and use their respective reasonable best efforts to agree on a common position for such matters prior to any Expedia stockholder meeting, and each of Mr. Diller and Splitco will vote their respective Expedia Common Shares if and as so agreed. If Splitco and Mr. Diller are unable to agree on such a common position, with respect to any matter other than a Specified Corporate Action (as defined below), Splitco and Mr. Diller may vote their respective Expedia Common Shares in its or his sole discretion. In the event the matter is a Specified Corporate Action (as defined below), unless Splitco and Mr. Diller agree as to how their respective Expedia Common Shares will be voted, then, subject to limited exceptions (including with regard to business combinations as described below), Splitco and Mr. Diller will vote all of their respective Expedia Common Shares against the approval of such Specified Corporate Action. “Specified Corporate Actions” include (i) any recapitalization, reclassification or any other change in the existing capital structure of Expedia, or any voluntary liquidation, dissolution or winding up of Expedia, (ii) any business combination involving Expedia or its subsidiaries (other than solely among subsidiaries of Expedia), or any sale of all or substantially all of Expedia’s assets, (iii) the creation of any new class or series of Expedia’s capital stock or the issuance (other than pursuant to options, warrants or other rights outstanding at the completion of the Split-Off) of Expedia Common Shares, (iv) any amendment to Expedia’s organizational documents and (v) any removal of a director from the Expedia board of directors, subject to certain exceptions. If Splitco and Mr. Diller do not agree on how to vote their Expedia Common Shares on a proposed business combination in which a third party (other than Splitco, an affiliate of Mr. Diller or another person in which Mr. Diller has a financial interest) would acquire Expedia, any of its subsidiaries or substantially all of its assets, then, if Mr. Diller supports the transaction, Splitco will vote in favor of its approval unless at least 70% of the Splitco board of directors votes to withhold such approval. Following the Proxy Arrangement Termination Date, the foregoing provisions will cease to be effective, and the corresponding provisions of the Assigned Stockholders Agreement will revert to the form in effect immediately prior to the effectiveness of the Stockholders Agreement Amendment.

The Stockholders Agreement Amendment also contains certain waivers under the Assigned Stockholders Agreement in order to permit the proxy arrangements, including that, in the event Mr. Diller ceases to be Chairman prior to the Proxy Arrangement Termination Date, in certain circumstances, the Diller Proxy will not be terminated upon the Proxy Arrangement Termination Date but will instead terminate upon the first to occur of (x) following the Proxy Arrangement Termination Date, Mr. Diller abandoning efforts to become Chairman, (y) the 75th day following the Proxy Arrangement Termination Date, with such period to be tolled in certain circumstances and (z) any court rendering a final judgment in any proceeding, the effect of which is to enjoin or prevent Mr. Diller from exercising efforts to become Chairman or otherwise becoming Chairman.

The foregoing summary of the Stockholders Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the Stockholders Agreement Amendment, which is filed as Exhibit 7(f) to this Statement.

Diller Assignment

On November 4, 2016, Mr. Diller and Splitco entered into an Assignment Agreement (the “Diller Assignment”), which became effective immediately following the completion of the Split-Off and pursuant to which Mr. Diller irrevocably assigned the Diller Proxy to Splitco until the Proxy Arrangement Termination Date. For so long as the Diller Assignment is in effect, Mr. Diller will not have the right to vote the Expedia Common Shares beneficially owned by Splitco. The Diller Assignment will terminate upon the Proxy Arrangement Termination Date, at which time the right to directly vote the Expedia Common Shares beneficially owned by Splitco will revert to Mr. Diller pursuant to the Assigned Stockholders Agreement unless the Diller Proxy has previously been terminated upon his death or disability or his ceasing to be Chairman of Expedia (or any successor by merger, consolidation or other business combination).

The foregoing summary of the Diller Assignment does not purport to be complete and is qualified in its entirety by reference to the Diller Assignment, which is filed as Exhibit 7(h) to this Statement.

Margin Loan

On July 7, 2016, a bankruptcy remote wholly owned subsidiary of Splitco (“SPV”) entered into a multi-draw margin loan credit facility (the “Previous Margin Loan Facility” and, the credit agreement governing such facility, the “Previous Margin Loan Agreement”) with Bank of America, N.A., as administrative agent (the “Administrative Agent”) and calculation agent thereunder, and the lenders thereunder.  The Previous Margin Loan Agreement provided for term loan commitments in an aggregate principal amount of up to $300 million.  The lenders under the Previous Margin Loan Agreement were secured, on an equal and ratable, first priority basis by the shares of Common Stock of Expedia owned by SPV.  On October 27, 2016, the Previous Margin Loan Facility was terminated and the security interest in and liens on the shares of Common Stock owned by SPV were released.

In connection with the Split-Off, on November 1, 2016 (the “Closing Date”), SPV entered into a multi-draw margin loan credit facility (the “Margin Loan Facility” and, the credit agreement governing such facility, the “Margin Loan Agreement”) with the Administrative Agent, as administrative agent and calculation agent thereunder, and the lenders thereunder.  SPV is permitted to use the proceeds of the loans under the Margin Loan Facility for (i) distributions as a dividend or a return of capital to the equity or limited liability company interests of any person owning equity interest in SPV, (ii) the purchase of margin stock and (iii) other general corporate purposes.

The Margin Loan Agreement permits SPV, subject to certain funding conditions, to borrow term loans up to an aggregate principal amount equal to $400 million, with $350 million available to be funded not later than 5 business days after the Closing Date, and the remaining $50 million available to be funded at any time and from time to time, but not later than 5 business days prior to the twelve-month anniversary of the Closing Date.  The Margin Loan Facility will mature on the date that is the second anniversary of the Closing Date.  On November 2, 2016, $350 million was drawn under the Margin Loan Facility.

SPV’s obligations under the Margin Loan Facility are fully and unconditionally guaranteed solely by Splitco.  In addition, SPV’s obligations are secured by first priority liens on SPV’s ownership interest in Common Stock sufficient for SPV to meet its loan to value requirement under the Margin Loan Agreement (the “Pledged Stock”).  If SPV defaults on its obligations under the Margin Loan Agreement, each lender (subject to applicable cure periods) will have the right to terminate its commitments and declare the outstanding principal amount of its loans under the Margin Loan Facility, together with any accrued and unpaid interest thereon, the prepayment amount, if applicable, and all other amounts owing or payable under the Margin Loan Agreement and the other loan documents entered into in connection with the Margin Loan Facility to be immediately due and payable, and such lender will have the right to (i) foreclose on that portion of the Pledged Stock securing its respective portion of the Margin Loan Facility and any other collateral that then secures SPV’s obligations to such lender, (ii)  exercise any and all other rights such lender may have against SPV at law or in equity and (iii) pursue the rights of such lender under the guarantee of Splitco.

Borrowings under the Margin Loan Agreement bear interest at a per annum rate equal to the 3-month (or lesser period if applicable in connection with a borrowing) LIBOR rate plus a per annum spread of 1.6%, unless it is unlawful for the applicable lender to fund or maintain loans based on LIBOR or there are material restrictions on the applicable lender to do so, in which case borrowings under the Margin Loan Agreement either (a) bear interest at 0.6% plus the higher of (i) the federal funds rate plus 1/2 of 1%, (ii) the prime rate and (iii) LIBOR plus 1%, for each day during such period or (b) be prepaid.  Interest will be payable quarterly in arrears beginning on December 30, 2016.

The Margin Loan Agreement provides that SPV may prepay the loans under the Margin Loan Facility at any time, subject to certain notice requirements and a prepayment premium if SPV prepays all or any portion of such loans prior to the first business day following the first anniversary of the Closing Date.  The Margin Loan Agreement also requires mandatory prepayments, together with the payment of the prepayment premium, if applicable, or, in some cases, the posting of additional collateral, upon the occurrence of certain events that are customary for margin loans of this type.

The Margin Loan Agreement contains various affirmative and negative covenants that restrict the activities of SPV (including, with limited exceptions, the incurrence of additional indebtedness by SPV) and, in some cases, Splitco, as guarantor.  The Margin Loan Agreement does not include any financial covenants.  The Margin Loan Agreement also contains events of default that are customary for margin loans of this type, including the occurrence of the following events (and subject to customary cure periods and materiality thresholds):

•                  failure to pay principal, interest or other amounts due under the Margin Loan Agreement (including margin calls or other mandatory prepayments);

•                  failure to observe covenants or other agreements in the Margin Loan Agreement or inaccuracy of representations or warranties under the Margin Loan Agreement;

•                  insolvency and related occurrences or events of insolvency with respect to SPV or Splitco;

•                  judgments entered against SPV or Splitco above certain thresholds;

•                  failure of enforceability or invalidity of the Margin Loan Facility loan documents or the effectiveness of the liens created under the Margin Loan Facility loan documents;

•                  approval of amendments to the organizational documents of any issuer of the Pledged Stock that would further restrict the lenders’ ability to foreclose on and sell the Pledged Stock;

•                  default by Splitco under the guarantee agreement it entered into with respect to SPV’s obligations under the Margin Loan Agreement; and

•                  default by SPV or Splitco under other agreements governing material indebtedness.

Item 7.  Material to be Filed as Exhibits

7(a)                          Joint Filing Agreement, dated as of November 14, 2016, by and between Liberty Expedia Holdings, Inc. and Barry Diller.

7(b)                          Amended and Restated Governance Agreement, dated as of December 20, 2011, by and among Expedia, Inc., Liberty Interactive Corporation and Barry Diller (incorporated by reference to Exhibit 10.1 to Expedia, Inc.’s Current Report on Form 8-K (File No. 000-51447), filed with the Securities and Exchange Commission (the “SEC”) on December 27, 2011).

7(c)                           Assignment and Assumption of Governance Agreement, dated as of November 4, 2016, by and among Liberty Expedia Holdings, Inc., Liberty Interactive Corporation, LEXE Marginco, LLC, LEXEB, LLC, Barry Diller and Expedia, Inc. (incorporated by reference to Exhibit 10.6 to Liberty Expedia Holdings, Inc.’s Current Report on Form 8-K (File No. 001-37938), filed with the SEC on November 7, 2016 (the “LEH 8-K”)).

7(d)                          Amended and Restated Stockholders Agreement, dated as of December 20, 2011, by and between Liberty Interactive Corporation and Barry Diller (incorporated by reference to Exhibit 10.11 to Expedia Inc.’s Annual Report on Form 10-K (File No. 000-51447), filed with the SEC on February 10, 2012).

7(e)                           Assignment and Assumption of Stockholders Agreement, dated as of November 4, 2016, by and among Liberty Expedia Holdings, Inc., Liberty Interactive Corporation, LEXE Marginco, LLC, LEXEB, LLC and Barry Diller (incorporated by reference to Exhibit 10.7 to the LEH 8-K).

7(f)                            Amendment No. 1 to Stockholders Agreement, dated as of November 4, 2016, by and between Liberty Expedia Holdings, Inc. and Barry Diller (incorporated by reference to Exhibit 10.8 to the LEH 8-K).

7(g)                           Amended and Restated Transaction Agreement, dated as of September 22, 2016, by and among Liberty Interactive Corporation, Liberty Expedia Holdings, Inc., Barry Diller, John C. Malone and Leslie Malone (incorporated by reference to Exhibit 10.13 to Amendment No. 4 to Liberty Expedia Holdings, Inc.’s Registration Statement on Form S-4 (File No. 333-210377), filed with the SEC on September 23, 2016).

7(h)                          Assignment Agreement, dated as of November 4, 2016, by and between Barry Diller and Liberty Expedia Holdings, Inc. (incorporated by reference to Exhibit 10.10 to the LEH 8-K).

7(i)                              Assistant Secretary’s Certificate of Liberty Expedia Holdings, Inc.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this Statement is true, complete and correct.

Dated: November 14, 2016

LIBERTY EXPEDIA HOLDINGS, INC.

	By:	/s/ Richard N. Baer
Name: Richard N. Baer
Title: Chief Legal Officer

BARRY DILLER

/s/ Barry Diller

EXHIBIT INDEX

Exhibit No.	Description

7(a)	Joint Filing Agreement, dated as of November 14, 2016, by and between Liberty Expedia Holdings, Inc. and Barry Diller.

7(b)

Amended and Restated Governance Agreement, dated as of December 20, 2011, by and among Expedia, Inc., Liberty Interactive Corporation and Barry Diller (incorporated by reference to Exhibit 10.1 to Expedia, Inc.’s Current Report on Form 8-K (File No. 000-51447), filed with the Securities and Exchange Commission (the “SEC”) on December 27, 2011).

7(c)

Assignment and Assumption of Governance Agreement, dated as of November 4, 2016, by and among Liberty Expedia Holdings, Inc., Liberty Interactive Corporation, LEXE Marginco, LLC, LEXEB, LLC, Barry Diller and Expedia, Inc. (incorporated by reference to Exhibit 10.6 to Liberty Expedia Holdings, Inc.’s Current Report on Form 8-K (File No. 001-37938), filed with the SEC on November 7, 2016 (the “LEH 8-K”)).

7(d)

Amended and Restated Stockholders Agreement, dated as of December 20, 2011, by and between Liberty Interactive Corporation and Barry Diller (incorporated by reference to Exhibit 10.11 to Expedia Inc.’s Annual Report on Form 10-K (File No. 000-51447), filed with the SEC on February 10, 2012).

7(e)

Assignment and Assumption of Stockholders Agreement, dated as of November 4, 2016, by and among Liberty Expedia Holdings, Inc., Liberty Interactive Corporation, LEXE Marginco, LLC, LEXEB, LLC and Barry Diller (incorporated by reference to Exhibit 10.7 to the LEH 8-K).

7(f)	Amendment No. 1 to Stockholders Agreement, dated as of November 4, 2016, by and between Liberty Expedia Holdings, Inc. and Barry Diller (incorporated by reference to Exhibit 10.8 to the LEH 8-K).

7(g)

Amended and Restated Transaction Agreement, dated as of September 22, 2016, by and among Liberty Interactive Corporation, Liberty Expedia Holdings, Inc., Barry Diller, John C. Malone and Leslie Malone (incorporated by reference to Exhibit 10.13 to Amendment No. 4 to Liberty Expedia Holdings, Inc.’s Registration Statement on Form S-4 (File No. 333-210377), filed with the SEC on September 23, 2016).

7(h)	Assignment Agreement, dated as of November 4, 2016, by and between Barry Diller and Liberty Expedia Holdings, Inc. (incorporated by reference to Exhibit 10.10 to the LEH 8-K).

7(i)	Assistant Secretary’s Certificate of Liberty Expedia Holdings, Inc.

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF LIBERTY EXPEDIA HOLDINGS, INC.

The name and present principal occupation of each director and executive officer of Liberty Expedia Holdings, Inc. (“Splitco”) are set forth below. Unless otherwise noted, the business address for each person listed below is c/o Liberty Expedia Holdings, Inc., 12300 Liberty Boulevard, Englewood, Colorado 80112. To the knowledge of Splitco, all executive officers and directors listed on this Annex A are United States citizens.

Name and Business Address (If Applicable)	Principal Occupation and Principal Business (If Applicable)
John C. Malone	Chairman of the Board and Director of Splitco
Christopher W. Shean	Chief Executive Officer and President of Splitco; Director of Splitco
Stephen M. Brett	Director of Splitco
Gregg L. Engles The WhiteWave Foods Company 1225 Seventeenth Street, Suite 1000 Denver, Colorado 80202	Chairman of the Board and Chief Executive Officer, The WhiteWave Foods Company; Director of Splitco
Scott W. Schoelzel	Director of Splitco
Alexandre von Furstenberg Ranger Global Advisors, LLC 9465 Wilshire Boulevard Beverly Hills, CA 90212	Chief Investment Officer, Ranger Global Advisors, LLC; Director of Splitco
Robert Hammond Friends of the High Line The Diller - von Furstenberg Building 820 Washington Street New York, NY 10014	Executive Director, Friends of the High Line; Director of Splitco
Richard N. Baer	Chief Legal Officer of Splitco
Albert E. Rosenthaler	Chief Corporate Development Officer of Splitco
Wade Haufschild	Chief Financial Officer of Splitco